Room 4561
      May 2, 2006


Leland H. Boardman
Chief Financial Officer
Arkona, Inc.
10542 South Jordan Gateway
South Jordan, Utah 84095
(801) 501-7100

Re: 	Arkona, Inc.
      Form 10-K/A for the fiscal year ended March 31, 2005
      Filed on November 10, 2005
      Form 10-Q/A for the quarter ended June 30, 2005
      Filed on November 16, 2005
      Form 10-Q for the quarter ended September 30, 2005
      Filed on November 14, 2005
      File No. 000-24372


Dear Mr. Boardman:

      We have reviewed the above referenced filing and response letter dated March 16, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB/A filed on November 10, 2005

Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting
Policies

Revenue Recognition, page F-11
1. We note your response to prior comment No. 2. Explain why you believe that the installation services and training are a separate deliverable (i.e., have stand-alone value). We note that these services include G/L setup, data conversion, forms programming and installation. Your response also suggest that the "the small license/connection fee, which is recognized when delivery, installation, and training are complete". These disclosures indicate that these services do not have stand-alone value to the customer without the hosting services. It does not appear that a customer would purchase these services without the hosting services. See SAB
Topic 13A(3)(f). If you determine that these services do not have stand-alone value, the amount received should be recognized over the expected period of performance under the customer contract instead of the installation period (i.e., over the entire period that you expect your customers to use your services). See footnote 39 of SAB Topic
13.  Advise.
2. Your revenue recognition policy indicates that the "license fees are generally invoiced, collected and recognized together with the final portions of installation, training and set-up fees". You further disclose that "contracts require the payment of non-refundable security deposits. These deposits are deferred and recognized when services are performed". Please clarify these statements. In the second statement, it appears that only the deposit is being recognized as services are being performed. The first statement, then implies that the remainder or final amount due is recognized when the services are complete. If this is correct, indicate why you believe that this accounting is proper.


Note 2. Income Taxes, page F-13
3. We note your response to prior comment No.6. Because recent cumulative losses constitute significant negative evidence, positive evidence of equal or greater significance is needed at a minimum to
overcome that negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards. In evaluating the positive evidence available, expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses, even if supported by detailed forecasts and projections. Expectations about future taxable income
are overshadowed by a company`s historical loss experience in recent
year.   See paragraph 25 of SFAS 109.  In this regard, provide us
with a more detailed analysis that is objectively verifiable that supports your recognition of approximately $5 million in deferred tax assets and deferred tax benefits. Be advised that turnaround or other changes in circumstances that there will be forecasted taxable income, are not susceptible to be objectively verified. In addition, the longer the prediction the more difficult it will be to verify.


Forms 10-QSB for the three months ended June 30, 2005 and the six months ended September 30, 2005
4. We note your response to prior comment No. 7, 8, 9, and 10. Revise your Forms 10-QSB for the three months ended June 30, 2005 and the six months ended September 30, 2005 to include the restated quarterly information for the quarters ended June 30, 2004 and September 30, 2004. The amounts should be labeled as "restated" and the notes to the financial statements should describe the facts and circumstances leading the restatement and a reconciliation of the amounts originally reported.


*	*	*	*	*


      As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479 or myself at (202) 551-3730.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief
Leland H. Boardman
Arkona, Inc.
May 2, 2006
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